

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 5, 2009

Via Facsimile and U.S. Mail

Mr. Asher Zwebner
Chief Financial Officer
Cardio Vascular Medical Device Corp.
12 Shaar Hagai Street
Haifa, Israel   34554

>   **Re: Cardio Vascular Medical Device Corp.**
>   **Form 10-K/A#2 for the year ended December 31, 2008**
>   **Filed October 20, 2009**
>   **Form 10-Q for the quarterly period ended September 30, 2009**
>   **File No. 0-52818**

Dear Mr. Zwebner:

We have reviewed your response letter dated October 19, 2009 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2009

1.   In future filings, please revise to disclose the date through which subsequent events were evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to paragraph 855-10-50-1 of the FASB Accounting Standards Codification.

Item 4(T). Controls and Procedures

2.   We note your disclosure that the chief executive officer and chief financial officer concluded that "[y]our disclosure controls and procedures are not effective to ensure that information required to be disclosed by [us] in reports that we file or submit under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms." Revise your disclosures in future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures are not effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

3.   We note that the certifications are not in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that you have altered the language in the first sentence of each of paragraphs 4 and 5 of the certifications. The language set forth in Item 601(b)(31) of Regulation S-K should not be altered in any way except as expressly permitted by other SEC guidance. In future filings, please ensure that the certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Kevin L. Vaughn
                                                Accounting Branch Chief